Exhibit 99.1

SOLOWIN HOLDINGS’s AX Coin Becomes the First Stablecoin Issuer Granted In-Principle License Approval from the Central Bank of Bahrain

Bahrain, Manama Jan. 28, 2026 (GLOBE NEWSWIRE) — SOLOWIN HOLDINGS (NASDAQ: AXG) (“AXG” or the “Company”), a leading financial technology firm bridging traditional and digital assets, today announced that AX Coin, the stablecoin issuance entity under AlloyX Group, a key subsidiary of the Company, has received an In-Principle Approval letter for a stablecoin license from the Central Bank of Bahrain (“CBB”), subject to final regulatory approval.

Dr. Thomas Zhu, Co-Founder and Chief Executive Officer of AlloyX Group, commented: “We would like to express our gratitude to the Central Bank of Bahrain for its guidance over the past six months. We look forward to launching a compliant stablecoin within the regulatory framework and driving the development of AlloyX Group’s stablecoin ecosystem across the Middle East and Africa (MEA) region and beyond.”

About SOLOWIN HOLDINGS

SOLOWIN HOLDINGS (NASDAQ: AXG) is a global leading financial technology firm focused on digital currency payments and asset tokenization. Founded in 2016, it has dedicated to bridging traditional and decentralized finance by building a secure, efficient and compliant financial infrastructure that provides integrated digital asset solutions for global investors and institutions. Leveraging its Hong Kong Securities and Futures Commission (SFC)-licensed subsidiary Solomon JFZ (Asia) Holdings Limited, along with other key subsidiaries such as AlloyX Group and AX Coin, the Company has developed a multi-jurisdictional, vertically integrated, enterprise-grade new financial platform encompassing global stablecoin payments, corporate treasury and private wealth management and tokenization as a service. Backed by leading international institutional investors, the Company manages compliant and transparent digital assets that are closely connected to the real economy. The Company is committed to establishing itself as a leading global digital asset financial platform, driving the seamless convergence of traditional finance and the digital assets ecosystem.

For more information, visit the Company’s website at https://www.alloyx.com or investor relations webpage at https://ir.alloyx.com.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. The Company has attempted to identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations that arise after the date hereof, except as may be required by law. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and other factors discussed in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”) including the “Risk Factors” section of the Company’s most recent Annual Report on Form 20-F as well as in its other reports filed or furnished from time to time with the SEC. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s filings with the SEC, which are available for review at www.sec.gov.

For investor and media inquiries please contact:

SOLOWIN HOLDINGS

Investor Relations Department

Email: ir@solomonwin.com.hk

Ascent Investor Relations LLC

Tina Xiao

Phone: +1-646-932-7242

Email: investors@ascent-ir.com